SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 29, 2025

List of Materials

Documents attached hereto:

Notice Regarding the Listing of Sony Financial Group Inc. on the Tokyo Stock Exchange Prime Market

September 29, 2025

Sony Group Corporation

Notice Regarding the Listing of Sony Financial Group Inc.
on the Tokyo Stock Exchange Prime Market

Today, the shares of common stock of Sony Financial Group Inc. (“SFGI,” and such shares of common stock of SFGI, “SFGI share(s)”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), which operates the Financial Services business, were listed on the Tokyo Stock Exchange (“TSE”) Prime Market.

As disclosed in the announcement entitled “Notice Regarding Approval for the Listing of Sony Financial Group Inc. from the Tokyo Stock Exchange” on September 8, 2025, the listing of SFGI shares on the TSE is a condition for the execution of the partial spin-off (the “Spin-off”) of SFGI. Following today’s listing, the Spin-off will be executed as planned on October 1, 2025. After the execution of the Spin-off, it is expected that Sony will hold slightly less than 20% of SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony, but will become an affiliate of Sony accounted for using the equity method.

1.	Overview of the listed company

Company name	Sony Financial Group Inc.
Name and title of representative	Toshihide Endo, President and CEO, Representative Corporate Executive Officer
Listed Shares	SFGI shares
Listing Market	TSE Prime Market
Securities Code	8729
Listing Date	September 29, 2025

2.	Schedule for dividends in kind and listing of SFGI shares

Date	Description
Monday, September 29, 2025

Ex-dividend date of the shares of common stock of Sony (“Sony share(s)”)

Listing date of SFGI shares on the TSE (Date from which SFGI shares subject to distribution will become tradable on the TSE) (Note 1)

Tuesday, September 30, 2025	Record date of dividends in kind
Wednesday, October 1, 2025	Effective date / distribution date of dividends in kind

(Note)	1. In response to the TSE’s revisions to the initial listing day in the case of spin-offs, the listing date for SFGI shares is today, the ex-dividend date of Sony shares, and SFGI shares are tradable on the TSE from today, prior to the above-mentioned distribution on October 1, 2025.

End of document

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Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce the Spin-off and the listing of SFGI shares and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

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